FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                 Petrobras International Finance Company - PIFCo
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                 Cayman Islands
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                     Anderson Square Building, P.O. Box 714
-------------------------------------------------------------------------------
                            George Town, Grand Cayman
                             Cayman Islands, B.W.I.
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F _X_ Form 40-F ___

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes ___  No _X_

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                           INCORPORATION BY REFERENCE

    THIS REPORT ON FORM 6-K IS INCOPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A. --
             PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
      OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH
                          PERIOD ENDED MARCH 31, 2004

Forward Looking Statements

This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petroleo Brasileiro S.A. - Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2004 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2003 and the accompanying notes, which are included in our annual report on Form 20-F, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month period ended March 31, 2004 and March 31, 2003 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As a subsidiary of Petrobras, we also prepare our financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

      o    Petrobras' financial condition and results of operations;

      o the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

      o Petrobras' willingness to continue to make loans to us and provide us with other types of financial support;

      o our ability to access financing sources, including the international capital markets and third-party credit facilities; and

      o    our ability to transfer our financing costs to Petrobras.

We earn income from:

      o    sales of crude oil and oil products to Petrobras;

      o    limited sales of crude oil and oil products to third parties; and

      o financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

      o cost of sales, which is comprised mainly of purchases of crude oil and oil products; and

      o financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 270 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. In years prior to 2003, financial income from sales to Petrobras was calculated according to a formula based on LIBOR, which was designed to reimburse us for estimated financing expenses we incurred in connection with these sales. In January 2003, the interest component of this formula was modified from a formula based on LIBOR to a formula based on a rate which more fully passes on our average costs of capital to Petrobras. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras' payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2004 compared to the three-month period ended March 31, 2003.

Net Income (Loss)

We had a net loss of U.S.$45.3 million in the first three months of 2004, as compared to a net income of U.S.$7.9 million in the first three months of 2003.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 20.3% from U.S.$1,945.7 million in the first three months of 2003 to U.S.$2,340.9 million in the first three months of 2004. The increase was primarily related to the purchase of crude oil for export resale, an activity we assumed from another Petrobras affiliate beginning January 1, 2004. These new sales activities, principally to PETROBRAS AMERICA INC. - PAI ("PAI"), increased sales volumes of crude oil and oil products by approximately 20.5% in the first three months of 2004. This increase was partially offset by a reduction in the export price of sales of oil products conducted by our subsidiary PFL.

Cost of Sales

Cost of sales increased 20.6% from U.S.$1,924.4 million in the first three months of 2003 to U.S.$2,320.8 million in the first three months of 2004. The increase was primarily related to additional sales linked to our new export activities, principally to PAI.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$0.9 million in the first three months of 2003 to U.S.$11.6 million in the first three months of 2004, of which U.S.$11.5 million consisted of shipping expenses. In July 2003, Petrobras' management decided to assign to us the responsibility for payment of shipping expenses previously paid by Petrobras. We expect shipping costs to figure permanently as part of our selling, general and administrative expenses.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased 44.6% from U.S.$87.6 million in the first three months of 2003 to U.S.$126.7 million in the first three months of 2004, primarily due to an increase in loans to related parties, an increase in the periods of time for receipt of payments beyond the time periods previously agreed with Petrobras and increases in interest income from short-term investments.

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 80.6% from U.S.$100.0 million in the first three months of 2003 to U.S.$180.6 million in the first three months of 2004, primarily due to interest expenses associated with our issuances of notes in the international capital markets beginning in March 2003. Additionally, in the first three months of 2004, we registered an expense in the amount of U.S.$32.4 million representing the difference between the face value and the market value of the repurchase of some of our outstanding securities.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras' Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2004, we had cash and cash equivalents of U.S.$890.8 million, as compared to U.S.$1,262.0 million at December 31, 2003. This decrease in cash was primarily a result of the repayment of outstanding loans to Petrobras and the liquidation of short-term credit lines. Our operating activities provided net cash of U.S.$852.2 million in the first three months of 2004, as compared to using net cash of U.S.$370.4 million in the first three months of 2003. Our investing activities provided net cash of U.S.$36.1 million in the first three months of 2004, as compared to using net cash of U.S.$14.3 million in the first three months of 2003. Our financing activities used net cash of U.S.$1,259.5 million in the first three months of 2004, as compared to providing net cash of U.S.$481.8 million in the first three months of 2003.

Accounts Receivable

Accounts receivable from related parties decreased 10.5% from U.S.$5,064.5 million at December 31, 2003 to U.S.$4,533.5 million at March 31, 2004, as a result of an increase in payments received from Petrobras from sales of oil and oil products.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit, commercial paper and loans payable. At March 31, 2004, we had access to short-term capital through U.S.$300.9 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$274.6 million in guarantees at December 31, 2003. At March 31, 2004 we had accessed U.S.$655.5 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$1,015.3 million accessed at December 31, 2003. The weighted average annual interest rate on these short-term borrowings was 3.62% at March 31, 2004, as compared to 3.9% at December 31, 2003. At March 31, 2004 and December 31, 2003, we had fully utilized all available lines of credit for purchase of imports.

We renewed our commercial paper program in May 2003 in an aggregate principal amount of U.S.$160 million in order to finance our working capital requirements. Our commercial paper program is rated A1+ by Standard & Poor's and P-1 by Moody's and is supported by a letter of credit issued by Barclays Bank and a standby purchase agreement with Petrobras. At March 31, 2004 and December 31, 2003, we had no commercial paper notes outstanding.

Our loans payable to related parties, which are principally composed of notes payable to Petrobras, decreased 30.1% from U.S.$2,442.8 million at December 31, 2003 to U.S.$1,707.8 million at March 31, 2004, primarily as a result of an increase in payments received from Petrobras from sales of oil and oil products, which allowed us to decrease the amount of outstanding loans payable.

Our Long-Term Borrowings

At March 31, 2004, we had outstanding U.S.$323.4 million in long-term lines of credit due between 2004 and 2006, as compared to U.S.$377.5 million at December 31, 2003. We also had outstanding:

o U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011. We have subsequently repurchased U.S.$2.0 million of these Notes.

o U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras' purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones - PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

o U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$145.0 million of these Notes.

o U.S.$1,500 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt.

o U.S.$1,671.2 million (U.S.$82.2 million current portion) in connection with Petrobras' exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates.

An investment fund, in which we have a stake, carries out the repurchases of our securities, among other investments. These repurchased securities were reclassified as financings, thus reducing our long term financing balance by U.S.$147 million in the first three months of 2004 and U.S.$54 million for the year ended December 31, 2003. In the first three months of 2004, an expense was registered in the amount of U.S.$32.4 million representing the difference between the face value and the market value of the repurchased securities.

The following table shows the sources of our current and long-term debt at March 31, 2004 and December 31, 2003:

                           CURRENT AND LONG-TERM DEBT

                                                March 31, 2004                       December 31, 2003
                                        -----------------------------        -------------------------------

                                                           (in millions of U.S. dollars)
                                           Current         Long-term            Current           Long-term

Financing institutions                   U.S.$655.5        U.S.$323.4         U.S.$1,015.3        U.S.$377.5
Senior notes                                   38.6           1,550.0                 53.6           1,550.0
Global Step-up Notes                             --             400.0                  9.0             400.0
Global Notes                                   36.5           1,506.3                  4.4           1,506.5
Sale of rights to future receivables           83.5           1,671.2                 61.8           1,706.9
Senior exchangeable notes                       7.9             329.9                  3.8             338.4
Repurchased securities                           --            (147.0)                  --             (54.0)
                                         ----------      ------------         ------------      ------------
                                         U.S.$822.0      U.S.$5,633.8         U.S.$1,147.9      U.S.$5,825.3
                                         ----------      ------------         ------------      ------------


The following table shows the sources of our capital markets debt outstanding at March 31, 2004:

                                         CAPITAL MARKETS DEBT OUTSTANDING(1)


Notes                                                     Principal Amount
                                                  (in millions of U.S. dollars)
-------------------------------------------------------------------------------
9.125% Senior Notes due 2007(2) (6)                                   U.S.$500
4.750% Senior Exchangeable Notes due 2007(3)                               330
9.875% Senior Notes due 2008(2) (6)                                        450
6.750% Senior Trust Certificates due 2010(4)                                95
Floating Rate Senior Trust Certificates due 2010(4)                         55
9.750% Senior Notes due 2011(2) (6)                                        600
6.600% Senior Trust Certificates due 2011(4)                               300
Floating Rate Senior Trust Certificates due 2013(4)                        300
3.748% Senior Trust Certificates due 2013(4)                               200
6.436% Senior Trust Certificates due 2015(4)                               503
Global Step-up Notes due 2008(5)                                           400
9.125% Global Notes due 2013(2)                                            750
8.375% Global Notes due 2018(2)                                            750
                                                     --------------------------
Total                                                               U.S.$5,233
                                                     --------------------------

--------------

     (1) Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras' exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
     (2) Issued by us, with support from Petrobras through a standby purchase agreement.
     (3) Issued by us on October 17, 2002 in connection with Petrobras' acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.
     (4)   Issued in connection with Petrobras' exports prepayment program.
     (5) The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$145.0 million.
     (6) Of the aggregate U.S.$1,550.0 million of Senior Notes, we have repurchased U.S.$2.0 million.

Off Balance Sheet Arrangements

At March 31, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

                                             CONSOLIDATED FINANCIAL STATEMENTS

                                             PETROBRAS INTERNATIONAL FINANCE
                                             COMPANY AND SUBSIDIARIES
                                             (A wholly-owned subsidiary of
                                             PETROLEO BRASILEIRO S.A. -
                                             PETROBRAS)


                                             March 31, 2004 and 2003 together
                                             with Independent Accountants'
                                             Review Report

            PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
       (A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

                              FINANCIAL STATEMENTS
                             March 31, 2004 and 2003



                                    Contents



Report of Independent Registered Public Accounting Firm........................1

Consolidated Balance Sheet.....................................................2
Consolidated Statement of Operations...........................................4
Consolidated Statement of Changes in Stockholder's Equity......................5
Consolidated Statement of Cash Flows...........................................6
Notes to the Consolidated Financial Statements.................................7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of
PETROBRAS INTERNATIONAL FINANCE COMPANY

We have reviewed the consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries at March 31, 2004 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the three-month period ended March 31, 2004. These financial statements are the responsibility of the Company's management. The consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries at March 31, 2003 (not presented herein) and the related consolidated statements of income, changes in stockholder's, and cash flows for the three-month period then ended were reviewed by other independent accountants whose report (dated May 14, 2003), stated that they were not aware of any material modifications that should be made to those statements for them to be in conformity with U.S. generally accepted accounting principles.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements as of March 31, 2004 and for the three-month period then ended, for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and its subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended (not presented herein), and in our report dated February 13, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.


                   Ernst & Young Auditores Independentes S.S.



                               Paulo Jose Machado
                                     Partner

Rio de Janeiro, Brazil
May 07, 2004

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


                                              March 31,         December 31,
Assets                                          2004                2003
                                          --------------------------------------
                                            (Unaudited)
Current assets
  Cash and cash equivalents                     890,832           1,262,039
  Marketable securities                          18,240              17,960
  Accounts receivable
    Related parties                           4,533,458           5,064,472
    Trade                                       101,336             109,415
  Notes receivable - related parties          1,365,048           1,388,004
  Inventories                                     7,479               6,443
  Export prepayments - related party             86,835              72,482
  Restricted deposits for guarantees
    and others                                   82,589              81,976
                                          --------------------------------------

                                              7,085,817           8,002,791

Property and equipment                               38                  41

Other assets
  Notes receivable - related parties            338,416             338,416
  Assets related to export prepayments          300,000             300,000
  Export prepayment - related party           1,371,165           1,406,850
  Restricted deposits for guarantees and
    prepaid expenses                            145,537             148,510
                                          --------------------------------------
                                              2,155,118           2,193,776
                                          --------------------------------------
Total assets                                  9,240,973          10,196,608
                                          ======================================

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEET
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


                                             March 31,         December 31,
Liabilities and stockholder's equity           2004                2003
                                         --------------------------------------
                                            (Unaudited)
Current liabilities
  Trade accounts payable
    Related parties                           395,261             270,950
    Other                                     551,852             349,029
  Notes payable - related parties           1,707,836           2,442,778
  Short-term financing                        600,568             852,390
  Current portion of long term debt           137,085             224,002
  Accrued interest                             84,350              71,494
  Unearned income - related parties            78,228              61,866
  Other current liabilities                     2,354               3,922
                                         --------------------------------------

                                            3,557,534           4,276,431

Long-term liabilities
  Long-term debt                            5,633,856           5,825,336
                                         --------------------------------------

                                            5,633,856           5,825,336

Stockholder's equity
  Shares authorized and issued
    Common stock - 2003 and 2002 -
     50,000 shares, par value US$ 1                50                  50
  Additional paid in capital                  173,926             173,926
  Accumulated deficit                        (124,393)            (79,135)
                                         --------------------------------------

                                               49,583              94,841
                                         --------------------------------------

Total liabilities and
  stockholder's equity                      9,240,973          10,196,608
                                         ======================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------


                                                    Periods ended March 31,
                                                ------------------------------
                                                   2004            2003
                                                ------------------------------

Sales of crude oil and oil products and services  2,340,940       1,945,656
                                                ------------------------------
                                                  2,340,940       1,945,656


Cost of sales                                    (2,320,753)     (1,924,413)
Selling, general and administrative expense         (11,591)           (889)
                                                ------------------------------

Total costs and expenses                         (2,332,344)     (1,925,302)

Financial income                                    126,748          87,559

Financial expense                                  (180,602)       (100,038)
                                                ------------------------------

Net income (loss) for the period                    (45,258)          7,875
                                                ==============================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------


                                                March 31,       March 31,
                                                  2004            2003
                                            ----------------------------------

Common stock                                          50              50
                                            ----------------------------------

Additional paid in capital
    Balance at January 1                         173,926         120,000
    Capital contribution from PETROBRAS
      related to transfer of
      PNBV                                             -          39,135
                                            ----------------------------------

    Balance at end of period                     173,926         159,135
                                            ----------------------------------

Accumulated deficit
    Balance at January 1                        (79,135)         (76,124)
    Net income (loss) for the period            (45,258)           7,875
                                            ----------------------------------

    Balance at end of period                   (124,393)         (68,249)
                                            ----------------------------------

Total stockholder's equity                        49,583          90,936
                                            ==================================


The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)
--------------------------------------------------------------------------------


                                                Periods ended March 31,
                                         --------------------------------------
                                               2004                2003
                                         --------------------------------------
Cash flows from operating activities
  Net income (loss) for the period            (45,258)              7,875
  Adjustments to reconcile net income
    (loss) to net cash
    Depreciation and amortization               2,502               1,585
  Decrease (increase) in assets
    Accounts receivable
      Related parties                         531,014            (337,130)
      Other                                     8,079             (28,622)
    Export prepayment - related parties        14,000                   -
    Other assets                               (7,443)            (17,790)
  Increase (decrease) in liabilities
    Trade accounts payable
      Related parties                         124,311             (37,013)
      Other                                   202,823              40,096
    Other liabilities                          22,184                 610
                                         --------------------------------------

Net cash provided by (used in)
  operating activities                        852,212            (370,389)

Cash flows from investing activities
  Cash rendered in connection with
    transfer of subsidiary to
    PETROBRAS                                       -                (743)
  Cash acquired in connection with
    transfer of subsidiary from
    BRASOIL                                         -               1,288
  Issuance of notes receivable -
    related parties                          (312,747)           (113,035)
  Principal receivables of notes -
    related parties                           349,115              98,231
  Marketable securities, net                     (280)                  -
                                         --------------------------------------

Net cash provided by (used in)
  investing activities                         36,088             (14,259)
                                         --------------------------------------

Cash flows from financing activities
  Short-term debt, net issuance
    and repayments                           (251,822)             48,192
  Proceeds from issuance of long-term debt          -             400,000
  Principal payments of long - term debt     (269,730)            (81,700)
  Proceeds from short term loans -
    related parties                         1,031,707           3,553,834
  Principal payments of short term loans
    - related parties                      (1,769,662)         (3,438,519)
                                         --------------------------------------

Net cash provided by (used in) financing
  activities                               (1,259,507)            481,807

Increase (decrease) in cash and cash
  equivalents                                (371,207)             97,159
Cash and cash equivalents at beginning
  of period                                 1,262,039             260,629
                                         --------------------------------------

Cash and cash equivalents at end
  of period                                   890,832             357,788
                                         --------------------------------------

Cash paid during the period for interest      223,910             118,790
                                         ======================================

Non cash investing and financing activities

Book value of net assets exchanged for
  inter-company loan                                               2,955
Capital increase from recognized gain
  with transfer of PNBV                                           39,135
Cancel of Senior Exchangeable Notes issued
  in exchange of Petrobras
  loan                                          8,476


The accompanying notes are an integral part of these financial statements

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


1.    The Company and its Operations

      Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

      The primary objective of Petrobras International Finance Company and its subsidiaries (the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company's financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS strategy.

      On January 2, 2003, the Company entered into a series of transactions as part of a larger corporate restructuring at PETROBRAS. The restructuring included the transfer of PETROBRAS NETHERLANDS B. V. - PNBV to PETROBRAS and the transfer of BEAR INSURANCE COMPANY LIMITED - BEAR from BRASOIL.

      The following is a brief description of each of the Company's wholly-owned subsidiaries:

      PETROBRAS FINANCE LIMITED

      PETROBRAS FINANCE LIMITED - PFL, based in the Cayman Islands, in connection with the Company's structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, principally to designated customers, in order to generate receivables to cover the sale of future receivables debt.

      In May 2003, PIFCo, upon receiving approval from the Board of Directors, contributed an additional US$ 15,000 for capital, bringing PFL's total capital to US$ 30,000 divided into 30,000,000 quotas of US$ 1.00 each.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


1. The Company and its Operations--Continued

      PETROBRAS EUROPE LIMITED

      PETROBRAS EUROPE LTD. - PEL, based in the United Kingdom, consolidates PETROBRAS' European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no additional commercial or financial risk.

      BEAR INSURANCE COMPANY LIMITED

      BEAR INSURANCE COMPANY LIMITED - BEAR, based in Bermuda, contracts insurance for subsidiaries of PETROBRAS.


2.    Basis of Financial Statement Presentation

      The accompanying unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003 and the notes thereto.

      The financial statements as of March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003, included in this report are unaudited. However, such financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


2.    Basis of Financial Statement Presentation--Continued

      (a)  Foreign currency transactions

           All monetary assets and liabilities denominated in a currency other than the US dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

      (b)  Financial instruments

           The changes in market value of derivative instruments that do not quality for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period.

           The Company holds a derivative instrument that serves as an economic hedge respective to future sales of oil products receivables under the structured finance export prepayment program, the intent of which is to assure a minimum floor price of approximately US$14/barrel sufficient to comply with financial obligations.

      (c)  Reclassification

           Certain immaterial reclassifications have been completed respective to prior period financial statements to conform their presentation to presentation standards adopted at March 31, 2004.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


3.    Financing

                                                     March 31, 2004                December 31, 2003
                                             -------------------------------  -----------------------------
                                                Current         Long-term       Current        Long-term
                                             -------------------------------  -----------------------------
     Financing institutions                     655,522          323,400      1,015,346         377,550
     Senior notes                                38,636        1,550,000         53,612       1,550,000
     Sale of rights to future
     receivables (iii)                           83,446        1,671,165         61,764       1,706,850
     Senior exchangeable notes                    7,859          329,940          3,840         338,416
     Global Step-up Notes (ii)                        -          400,000          8,951         400,000
     Global Notes (iv and v)                     36,540        1,506,335          4,373       1,506,524
     Repurchased securities (i)                       -         (146,984)             -         (54,004)
                                             -------------------------------  -----------------------------

                                                822,003        5,633,856      1,147,886       5,825,336
                                             ===============================  =============================

     Financing                                  600,568        5,633,856        852,390       5,825,336
     Current portion of long term debt          137,085                -        224,002               -
     Accrued interest                            84,350                -         71,494               -
                                             -------------------------------  -----------------------------

                                                822,003        5,633,856      1,147,886       5,825,336
                                             ===============================  =============================

(i) At March 31, 2004 and December 31, 2003, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 146,984 and US$ 54,004, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of cash and cash equivalents and long-term debt.

(ii) On March 31, 2003, the Company issued Global Step-up Notes in an aggregate principal amount of US$ 400,000 due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

(iii) In May 2003, the PF Export Trust issued to the Company additional US$ 750,000 in Senior Trust Certificates and US$ 150,000 in Junior Trust Certificates. The Senior Trust Certificates consist of Series 2003-A of US$ 550,000 bearing annual interest of 6.436% and due June 2015 and Series 2003-B of US$ 200,000 bearing annual interest due of 3.748% due in June 2013. The Junior Trust Certificates are intended to compensate any losses PF Export should incur on the value of exports transferred by PFL and are held in the portfolio of PFL (presented in the balance sheet under non-current assets - assets related to export prepayment). These two new issuances complement the initial structured finance export prepayment program commenced in December 2001.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

3.         Financing--Continued

           The assignment of rights to future export receivables represents a liability of PFL, which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Junior and Senior Trust Certificates, as described above. The Senior Trust Certificates together with the interest on the Junior Trust Certificates, is due as follows:

           Series 2001:
           o    Principal: Quarterly, beginning March 1, 2005
           o    Interest: Quarterly, beginning March 1, 2002

           Series 2003-A:
           o    Principal and interest: Quarterly, beginning September 1, 2003

           Series 2003-B:
           o    Principal: Quarterly, beginning September 1, 2004 Interest:
                Quarterly, beginning September 1, 2003

(iv) On July 2, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 500,000 due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, the Company issued an additional US$ 250,000 in Global Notes, which form a single fungible series with the US$ 500,000 Global Notes due July 2013. The Company used the proceeds from these issuance principally to repay trade-related debt and inter-company loans.

(v) On December 10, 2003, the Company issued Global Notes in an aggregate principal amount of US$ 750,000 due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


3.    Financing--Continued

      Long-term maturities:
                                                                March 31,
                                                                  2004
                                                           --------------------

      2005                                                        226,524
      2006                                                        358,878
      2007                                                        988,608
      2008                                                        868,774
      2009                                                        173,218
      Thereafter                                                3,017,854
                                                           --------------------
                                                                5,633,856
                                                           ====================

4.    Commitments and Contingencies

      (a)  Commitments - Purchases

           In an effort to ensure procurement of oil products for the Company's customers, the Company currently has several contracts which collectively obligate it to purchase a minimum of approximately 268,154 barrels of crude oil and oil products per day at market prices.

      (b)  Purchase Option - Platforms

           The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

           PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION--Continued
(In thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------------------------

5.    Related Parties

                                                           PETROBRAS      BRASPETRO
                               PETROLEO     DOWNSTREAM   INTERNATIONAL  OIL SERVICES -  BRASPETRO
                              BRASILEIRO  PARTICIPACOES   BRASPETRO -      BRASOIL         OIL       COMPANHIA
                                S.A. -     S.A. AND ITS  PIB B.V.AND ITS   AND ITS       COMPANY    PETROLIFERA
                               PETROBRAS   SUBSIDIARIES  SUBSIDIARIES    SUBSIDIARIES      BOC        MARLIM      Others
                              ---------------------------------------------------------------------------------------------
Current assets
  Accounts receivable
    Mainly by sales           4,093,223        121,770       310,458               -            -          -      8,007
  Notes receivable                    -              -       800,324         330,227      234,497          -          -
  Export  prepayments            86,835              -             -               -            -          -          -
  Marketable securities           3,240              -             -               -            -     15,000          -

Other assets
  Notes receivable                    -              -       338,416               -            -          -          -
  Export prepayment           1,371,165              -             -               -            -          -          -

Current liabilities
  Trade accounts payable        322,651            648        42,518          29,444            -          -          -
  Loans payable               1,707,836              -             -               -            -          -          -
  Unearned income                78,228              -             -               -            -          -          -




Statement of operations
  Sales of crude oil and oil
  products                    1,186,838        187,510       619,888               -            -          -          -
  Cost of sales and services   (709,563)       (17,496)      (45,112)        (73,543)           -          -          -
  Selling, general and
  administrative expense        (11,351)             -             -               -            -          -          -
  Financial income (expenses),
  net                            67,400          2,002        13,596           3,579        2,730        457          -


                                March 31,  December 31,
                              --------------------------
                                 2004         2003
                              --------------------------

Current assets
  Accounts receivable
    Mainly by sales           4,533,458      5,064,472
  Notes receivable            1,365,048      1,388,004
  Export  prepayments            86,835         72,482
  Marketable securities          18,240         17,960

Other assets
  Notes receivable              338,416        338,416
  Export prepayment           1,371,165      1,406,850

Current liabilities
  Trade accounts payable        395,261        270,950
  Loans payable               1,707,836      2,442,778
  Unearned income                78,228         61,886

                              For the three months ended
                                March 31,      March 31,
                                   2004          2003
                              --------------------------
Statement of operations
  Sales of crude oil and oil
  products                    1,994,236      1,540,447
  Cost of sales and services   (845,714)      (905,591)
  Selling, general and
  administrative expense        (11,351)             -
  Financial income (expenses),
  net                            89,764         46,211



      Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo's formation as a financing entity, and include finance charges incurred during the extended payment period.

      The transactions were realized to support the financial and operational strategy of the Company's Parent Company, PETROLEO BRASILEIRO S.A. - PETROBRAS.

      (i) Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 270 days.

      (ii) Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on a 90 and 180 day basis.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of PETROLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION--Continued
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


      6.    Capital Increase

            In connection with the transfer of PNBV, the Company recognized US$ 53,926 as a capital contribution from PETROBRAS. From that amount, US$ 39,135 refers to the unamortized portion of the deferred gain of the platform P-47 (US$ 37,271) and the deferred gain on other equipment (US$ 1,864) under similar transaction structures, which upon transfer of PNBV to PETROBRAS was treated as a capital transaction. This platform was acquired from BRASOIL in December 2001, for its book value of US$ 142,729. On the same date, the P-47 was sold to PB-47, an independent trust, for a market value of US$ 180,000. PB-47 subsequently entered into a charter agreement with PNBV, which in turn entered into a subcharter agreement with PETROBRAS.

      7.    Subsequent Events

            In May 2004, the Company, PFL, and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates.

                                      * * *

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 PETROBRAS INTERNATIONAL FINANCE COMPANY - PIFCo


                                 By: /s/ Almir Guilherme Barbassa
                                     ----------------------------
                                 Name: Almir Guilherme Barbassa
                                 Title: Chairman of the Board

Date: August 12, 2004